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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D

			Under the Securities Exchange Act of 1934
					  (Amendment No. 4)

						HEI, Inc.
					  (Name of Issuer)

Common Stock
				(Title of Class of Securities)

404160103
						(CUSIP Number)

June 18, 2002
		(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

					/_X_/	Rule 13d-2(a)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)			Page 1 of 9

CUSIP No. 404160103				13D				Page 2 of 9

----------------------------------------------------------------
1	NAME OF REPORTING PERSONS
	IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	RS Investment Management Co. LLC
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)/  /
	(b)/  /
----------------------------------------------------------------
3	SEC USE ONLY

----------------------------------------------------------------
4	SOURCE OF FUNDS			WC
----------------------------------------------------------------
5	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
----------------------------------------------------------------
	  NUMBER OF		6	SOLE VOTING POWER
	   SHARES			-0-
	BENEFICIALLY		---------------------------------------
	  OWNED BY		7	SHARED VOTING POWER
	    EACH			-1,516,600-
	 REPORTING		---------------------------------------
	   PERSON		8	SOLE DISPOSITIVE POWER
	    WITH			-0-
					---------------------------------------
				9	SHARED DISPOSITIVE POWER
					-1,516,600-
----------------------------------------------------------------
10	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	-1,516,600-
----------------------------------------------------------------
11	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
Instructions)

----------------------------------------------------------------
12	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	25.3%
----------------------------------------------------------------
13	TYPE OF REPORTING PERSON (See Instructions)
	OO, HC
----------------------------------------------------------------

CUSIP No. 404160103				13D				Page 3 of 9

----------------------------------------------------------------
1	NAME OF REPORTING PERSONS
	IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	RS Investment Management, L.P.
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)/  /
	(b)/  /
----------------------------------------------------------------
3	SEC USE ONLY

----------------------------------------------------------------
4 SOURCE OF FUNDS		WC

----------------------------------------------------------------
5	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
----------------------------------------------------------------
	  NUMBER OF		6	SOLE VOTING POWER
	   SHARES			-0-
	BENEFICIALLY		---------------------------------------
	  OWNED BY		7	SHARED VOTING POWER
	    EACH			-1,516,600-
	 REPORTING		---------------------------------------
	   PERSON		8	SOLE DISPOSITIVE POWER
	    WITH			-0-
					---------------------------------------
				9	SHARED DISPOSITIVE POWER
					-1,516,600-
----------------------------------------------------------------
10	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	-1,516,600-
----------------------------------------------------------------
11	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
Instructions)

----------------------------------------------------------------
12	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	25.3%
----------------------------------------------------------------
13	TYPE OF REPORTING PERSON (See Instructions)
	IA, PN
----------------------------------------------------------------

CUSIP No. 404160103				13D				Page 4 of 9

----------------------------------------------------------------
1	NAME OF REPORTING PERSONS
	IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	RS Diversified Growth Fund
----------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)/  /
	(b)/  /
----------------------------------------------------------------
3 SEC USE ONLY
----------------------------------------------------------------
4	SOURCE OF FUNDS		WC
----------------------------------------------------------------
5	CITIZENSHIP OR PLACE OF ORGANIZATION

	Massachusetts
----------------------------------------------------------------
	  NUMBER OF		6	SOLE VOTING POWER
	   SHARES			-0-
	BENEFICIALLY		---------------------------------------
	  OWNED BY		7	SHARED VOTING POWER
	    EACH			-861,200-
	 REPORTING		---------------------------------------
	   PERSON		8	SOLE DISPOSITIVE POWER
	    WITH			-0-
					---------------------------------------
				9	SHARED DISPOSITIVE POWER
					-861,200-
----------------------------------------------------------------
10	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	-861,200-
----------------------------------------------------------------
11	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
Instructions)

----------------------------------------------------------------
12	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	14.4%
----------------------------------------------------------------
13	TYPE OF REPORTING PERSON (See Instructions)
	IV
----------------------------------------------------------------

CUSIP No. 404160103				13D			Page 5 of 9

ITEM 1.

This Schedule 13D is filed with respect to the Common Stock of HEI, Inc.

ITEM 2.

This Schedule 13D is filed on behalf of the following:

I. (a)RS Investment Management Co. LLC is a Delaware Limited Liability
Company.
(b) 388 Market Street, San Francisco, CA  94111
(c) holding company
(d) no convictions in criminal proceedings
(e) no civil or administrative proceedings

II. (a)RS Investment Management, L.P. is a California Limited Partnership.
(b) 388 Market Street, San Francisco, CA  94111
(c) registered investment adviser
(d) no convictions in criminal proceedings
(e) no civil or administrative proceedings

III. (a)RS Diversified Growth Fund is a series of a Massachusetts
Business Trust.
(b) 388 Market Street, San Francisco, CA  94111
(c) investment company
(d) no convictions in criminal proceedings
(e) no civil or administrative proceedings

CUSIP No. 404160103				13D			Page 6 of 9

ITEM 3
The securities with respect to which this Schedule 13D is filed were purchased by Funds managed by RSIM, L.P. and RS Growth Group LLC using working capital contributed by the Funds' respective partners and shareholders.

ITEM 4
This schedule is being filed based on a change in the ownership position of Funds managed by RSIM, L.P. and RS Growth Group LLC due to acquisitions. All shares are held for investment purposes only. The reporting persons may sell all or part or acquire additional securities of the Issuer depending on market conditions and other economic factors.

ITEM 5
The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:

RS Investment Mgmt Co. LLC		1,516,600	25.3%
RS Investment Mgmt, L.P.		1,516,600	25.3%
RS Diversified Growth Fund		  861,200	14.4%

All percentages in this table are based, pursuant to 13D-1(e) of the Securities Exchange Act of 1934, as amended, on 5,985,710 shares of Common Stock of the Issuer outstanding as of April 15, 2002.

RS Investment Mgmt Co. LLC is a Delaware Limited Liability
Company that is deemed to have shared dispositive power over 1,516,600 shares of the Issuer.

RS Investment Mgmt, L.P. is a California Limited Partnership that is deemed to have shared dispositive power over 1,516,600 shares of the Issuer.

RS Diversified Growth Fund is an investment company that is part of a Massachusetts Business Trust with shared dispositive power over 861,200 shares of the Issuer.

CUSIP No. 404160103				13D			Page 7 of 9

The following is a list of transactions by the filing parties in the last 60 days:

ACCT		      DATE        SHARES      NET TRADE    TYPE

Sub-advised acct   04/26/2002         600         4708     open mkt purchase
Sub-advised acct   04/26/2002         100          785     open mkt purchase
Sep acct           04/26/2002         100          785     open mkt purchase
DGF                04/26/2002         200         1569     open mkt purchase
RS acct            04/26/2002         700         5493     open mkt purchase
RS acct            04/26/2002         600         4708     open mkt purchase
RS acct            04/26/2002         200         1569     open mkt purchase
Sub-advised acct   04/29/2002         200         1581     open mkt purchase
DGF                04/29/2002         200         1581     open mkt purchase
RS acct            04/29/2002         300         2372     open mkt purchase
RS acct            04/29/2002         300         2372     open mkt purchase
RS acct            04/29/2002         100          791     open mkt purchase
Sub-advised acct   04/30/2002        1100         8937     open mkt purchase
Sub-advised acct   04/30/2002         100          812     open mkt purchase
Sep acct           04/30/2002         100          812     open mkt purchase
DGF                04/30/2002         400         3250     open mkt purchase
RS acct            04/30/2002        1200         9750     open mkt purchase
RS acct            04/30/2002        1200         9750     open mkt purchase
RS acct            04/30/2002         400         3250     open mkt purchase
Sub-advised acct   05/03/2002         600         4704     open mkt purchase
DGF                05/03/2002        7300        57232     open mkt purchase
DGF                05/03/2002         200         1605     open mkt purchase
RS acct            05/03/2002        1200         9408     open mkt purchase
RS acct            05/03/2002         900         7056     open mkt purchase
Sub-advised acct   05/06/2002         100          793     open mkt purchase
DGF                05/06/2002        1200         9521     open mkt purchase
RS acct            05/06/2002         200         1587     open mkt purchase
RS acct            05/06/2002         100          793     open mkt purchase
Sub-advised acct   05/08/2002         800         6448     open mkt purchase
DGF                05/08/2002        9150        73747     open mkt purchase
RS acct            05/08/2002        1600        12896     open mkt purchase
RS acct            05/08/2002        1150         9269     open mkt purchase
DGF                05/09/2002        3500        27732     open mkt purchase
RS acct            05/09/2002         900         7131     open mkt purchase
RS acct            05/09/2002         100          792     open mkt purchase
Sub-advised acct   05/14/2002         300         2418     open mkt purchase
Sub-advised acct   05/14/2002         200         1612     open mkt purchase
DGF                05/14/2002        3900        31434     open mkt purchase
RS acct            05/14/2002         600         4836     open mkt purchase
RS acct            05/14/2002         100          806     open mkt purchase
Sub-advised acct   05/15/2002         300         2473     open mkt purchase
Sub-advised acct   05/15/2002         200         1648     open mkt purchase
DGF                05/15/2002        4700        38738     open mkt purchase
RS acct            05/15/2002         700         5769     open mkt purchase
RS acct            05/15/2002         100          824     open mkt purchase
Sub-advised acct   05/16/2002         200         1571     open mkt purchase
Sub-advised acct   05/16/2002         100          785     open mkt purchase
DGF                05/16/2002        2550        20027     open mkt purchase
RS acct            05/16/2002         400         3141     open mkt purchase
RS acct            05/16/2002         100          785     open mkt purchase
Sub-advised acct   05/17/2002         100          792     open mkt purchase
DGF                05/17/2002        1200         9510     open mkt purchase
RS acct            05/17/2002         200         1585     open mkt purchase
Sub-advised acct   05/21/2002         300         2370     open mkt purchase
Sub-advised acct   05/21/2002         200         1580     open mkt purchase
DGF                05/21/2002        4500        35552     open mkt purchase
RS acct            05/21/2002         600         4740     open mkt purchase
RS acct            05/21/2002         100          790     open mkt purchase
Sub-advised acct   05/22/2002         100          777     open mkt purchase
Sub-advised acct   05/22/2002         100          777     open mkt purchase
DGF                05/22/2002        2300        17882     open mkt purchase
RS acct            05/22/2002         300         2332     open mkt purchase
Sub-advised acct   05/24/2002         200         1568     open mkt purchase
Sub-advised acct   05/24/2002         100          784     open mkt purchase
DGF                05/24/2002        2300        18030     open mkt purchase
RS acct            05/24/2002         300         2352     open mkt purchase
RS acct            05/24/2002         100          784     open mkt purchase
Sub-advised acct   05/28/2002         200         1554     open mkt purchase
DGF                05/28/2002        1400        10875     open mkt purchase
RS acct            05/28/2002         500         3884     open mkt purchase
RS acct            05/28/2002         900         6991     open mkt purchase
Sub-advised acct   05/29/2002         100          777     open mkt purchase
DGF                05/29/2002        1000         7775     open mkt purchase
RS acct            05/29/2002         300         2332     open mkt purchase
RS acct            05/29/2002         600         4665     open mkt purchase
Sub-advised acct   05/31/2002         100          752     open mkt purchase
DGF                05/31/2002         800         6020     open mkt purchase
RS acct            05/31/2002         300         2257     open mkt purchase
RS acct            05/31/2002         500         3762     open mkt purchase
Sub-advised acct   06/03/2002         100          752     open mkt purchase
DGF                06/03/2002         900         6772     open mkt purchase
RS acct            06/03/2002         300         2257     open mkt purchase
RS acct            06/03/2002         500         3762     open mkt purchase
Sub-advised acct   06/04/2002        1500        11085     open mkt purchase
Sub-advised acct   06/04/2002        1100         8129     open mkt purchase
DGF                06/04/2002        2400        17736     open mkt purchase
RS acct            06/04/2002        4500        33255     open mkt purchase
RS acct            06/04/2002        5500        40645     open mkt purchase
Sub-advised acct   06/06/2002         800         6027     open mkt purchase
Sub-advised acct   06/06/2002         500         3767     open mkt purchase
DGF                06/06/2002        1200         9040     open mkt purchase
RS acct            06/06/2002        2200        16574     open mkt purchase
RS acct            06/06/2002        2700        20341     open mkt purchase
Sub-advised acct   06/07/2002         200         1549     open mkt purchase
Sub-advised acct   06/07/2002         200         1549     open mkt purchase
DGF                06/07/2002         400         3097     open mkt purchase
RS acct            06/07/2002         700         5420     open mkt purchase
RS acct            06/07/2002         700         5420     open mkt purchase
Sub-advised acct   06/10/2002         100          777     open mkt purchase
Sub-advised acct   06/10/2002         100          777     open mkt purchase
DGF                06/10/2002         100          777     open mkt purchase
RS acct            06/10/2002         200         1555     open mkt purchase
RS acct            06/10/2002         300         2332     open mkt purchase
Sub-advised acct   06/11/2002         100          730     open mkt purchase
Sub-advised acct   06/11/2002         100          763     open mkt purchase
Sub-advised acct   06/11/2002         100          763     open mkt purchase
DGF                06/11/2002         200         1526     open mkt purchase
DGF                06/11/2002         100          730     open mkt purchase
RS acct            06/11/2002         300         2190     open mkt purchase
RS acct            06/11/2002         300         2289     open mkt purchase
RS acct            06/11/2002         500         3650     open mkt purchase
RS acct            06/11/2002         300         2289     open mkt purchase
Sub-advised acct   06/12/2002        2500        18049     open mkt purchase
Sub-advised acct   06/12/2002         300         2166     open mkt purchase
Sub-advised acct   06/12/2002        4500        32488     open mkt purchase
RS acct            06/12/2002         400         2888     open mkt purchase
RS acct            06/12/2002        2500        18049     open mkt purchase
Sub-advised acct   06/14/2002         400         2987     open mkt purchase
DGF                06/14/2002         700         5226     open mkt purchase
Sub-advised acct   06/17/2002         700         5182     open mkt purchase
DGF                06/17/2002        1100         8143     open mkt purchase
Sub-advised acct   06/18/2002        3400        25617     open mkt purchase
DGF                06/18/2002        9400        70824     open mkt purchase


CUSIP No. 404160103				13D			Page 8 of 9

ITEM 6
Please refer to Item 5.

ITEM 7
The following exhibits are filed herewith:

Exhibit A - Joint Filing Agreement

ITEM 8
						SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 18, 2002

RS INVESTMENT MANAGEMENT CO. LLC
By:  /s/	G. Randall Hecht
		G. Randall Hecht
		Chief Executive Officer

RS INVESTMENT MANAGEMENT, L.P.
By:  /s/	G. Randall Hecht
		G. Randall Hecht
		Chief Executive Officer

RS DIVERSIFIED GROWTH FUND
By:	RS Investment Management, L.P.
	Investment Adviser
	By:	/s/	G. Randall Hecht
			G. Randall Hecht
			Chief Executive Officer

CUSIP No. 404160103				13D			Page 9 of 9

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is accurate.

Dated:	June 18, 2002

RS INVESTMENT MANAGEMENT CO. LLC
By:  /s/	G. Randall Hecht
		G. Randall Hecht
		Chief Executive Officer

RS INVESTMENT MANAGEMENT, L.P.
By:  /s/	G. Randall Hecht
		G. Randall Hecht
		Chief Executive Officer

RS DIVERSIFIED GROWTH FUND
By:	RS Investment Management, L.P.
	Investment Adviser
	By:	/s/	G. Randall Hecht
			G. Randall Hecht
			Chief Executive Officer